PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

02 DEC 13 AM 9:50

6 December 2002

02060556

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. Three Forms G88(2) - Return of Allotments of Shares

2. Press Releases –
   - ***New US fixed income data service***
   - ***FT announces senior editorial appointments***
   - ***Pink in America: FT celebrates 5 years in US***
   - ***TSA and NCS Pearson complete largest peacetime recruitment drive in US history***
   - ***NCS Pearson wins five-year testing contract ...***
   - ***Interactive Data to move to NYSE under ticker symbol***
   - ***Penguin author wins Guardian First Book award***

SUPPL

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

Julia Casson
Company Secretary

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

12/19

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

02 DEC 13 AM 9:50

88(2)

Return of Allotment of Shares

CHFP083

Company Number	53723
Company name in full	PEARSON PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	19	11	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	258		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	5.446p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited ESOS 142CN Address: 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 258
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Jun Cerne **Date** 26/11/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Lloyds TSB Registrars
The Causeway, Worthing, West Sussex. BN99 6DA
Esp/Ex C/cn/6983 Tel : **01903 833692**
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	13	NOV	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,926		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.46		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PEARSON QUEST LIMITED Address 80 STRAND LONDON UK Postcode WC2R 0RL	Class of shares allotted ORDINARY	Number allotted 2,926
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Jun Cerson **Date** 26/11/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager /~~ receiver

Please delete as appropriate

Please give the name, address, Telephone number and, if available, A DX number and Exchange of the Person Companies House should Contact if there is any query.

Lloyds TSB Registrars	
The Causeway Worthing West Sussex BN99 6DA	
ESP/MAT/ALLOT16	Tel 01903-833202
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	NOV	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,690		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.76		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PEARSON QUEST LIMITED Address 80 STRAND LONDON UK Postcode WC2R 0RL	Class of shares allotted ORDINARY	Number allotted 1,690
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 4/12/02.

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, A DX number and Exchange of the Person Companies House should Contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/MAT/ALLOT18 Tel 01903-833202
DX number DX exchange

Press releases

13 November 2002
New US fixed income data service

Comprehensive global coverage of the fixed income market now available through one product

FT Interactive Data, the major operating division of Interactive Data Corporation (Nasdaq: IDCO) and a leading supplier of financial information and analytical software to global markets, has launched a new US fixed income data service and now provides comprehensive global coverage of the fixed income market through one product.

With increasing investor interest in the debt market - and in response to client feedback - FT Interactive Data has provided easy access to greatly enhanced US fixed income data coverage, as part of the evaluated bond pricing module of its FTS desktop portfolio administration tool. More than 1.5 million evaluated prices are available including the following security types: corporate bonds, government bonds, collateralised mortgage obligations (CMOs), asset-backed securities (ABS) and mortgage-backed securities (MBS). Coverage will increase according to client demand.

Users can now perform online research of the extended security coverage via a seamless link to a comprehensive database of fixed income data. Securities of interest can be added to FTS universes for inclusion in service files and corporate action reports. This can be performed individually online as well as via bulk upload, and results in greatly improved turnaround times.

John Peck, FT Interactive Data's European sales and marketing director, adds: "The new service provides comprehensive coverage of the global fixed income market with daily evaluations for more than 1.5 million fixed income issues - plus a simple and quick process of adding securities to universes. Clients will benefit from greater control over portfolio administration and a more tailored and customer driven service."

Further information

Sue Mitchell, FT Interactive Data
Tel: +44 (0) 20 7825 8076 Email: sue.mitchell@ftid.com

About FT Interactive Data

FT Interactive Data (www.FTInteractiveData.com) is a leading provider of financial information and analytical software to global markets. FT Interactive Data supplies global securities pricing, dividend, corporate action and descriptive information for over 3.5 million securities, including more than 2.5 million fixed income issues. The company also provides index and constituent data to the international investment community.

Through BondEdge®, FT Interactive Data is a recognised leader in fixed income portfolio analytical software, independent research and valuation tools.

FT Interactive Data is the major operating division of Interactive Data Corporation, (Nasdaq: IDCO) (www.InteractiveDataCorp.com) a leading global provider of financial and business information to institutional and individual investors. Headquartered in Bedford, Massachusetts, Interactive Data Corporation has approximately 1,600 employees in offices throughout the world.

Interactive Data Corporation is approximately 60 percent owned by Pearson plc and included within its Financial Times Group. Other Financial Times Group companies include the Financial Times newspaper, FT.com and Financial Times Business. Pearson plc is an international media company with market leading businesses in education, business information and consumer publishing.

For further information please see:
http://www.FTInteractiveData.com

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FT 15 November 2002

Financial Times Announces Senior Editorial Appointments

Tracy Corrigan appointed Editor of FT.com

Ed Carr appointed News Editor

The Financial Times today announced two senior editorial appointments. Edward Carr, 38, has been appointed news editor and Tracy Corrigan, 39, has been appointed editor of FT.com.

Carr, who has been at the FT for two and half years, is currently world news editor, in charge of the paper's international news pages. He started at the newspaper as the editor of the daily business features section Inside Track. Before that, he spent thirteen years at The Economist, holding reporting and editing positions including, latterly, business editor. Carr replaces William Lewis who is moving to become business editor of The Sunday Times.

Corrigan is now deputy news editor. She started at the FT in 1990 and has since held several posts, including New York correspondent, deputy editor of Lex and head of capital markets. She succeeds Chrystia Freeland, who, following the successful redesign of FT.com and the introduction of Subscription Services, has been appointed editor of the Weekend FT.

Andrew Gowers, editor of the Financial Times, commented: 'I am thrilled to be able to strengthen our top editorial management team with these two appointments. Ed Carr is a brilliant allrounder, with extensive business reporting and editing experience and bags of energy. He is just the right person to take our all-important news operation to even greater heights. Tracy Corrigan has done a number of key reporting and editing jobs with sharpness and distinction. Ed and Tracy will work together to take the already impressive integration of newspaper and FT.com operations to completion.'

Press releases

15 November 2002

Pink in America: FT celebrates 5 years in US

The *Financial Times* is celebrating the 5th anniversary of its US edition by delivering a special commemorative magazine to US readers on November 14.
The magazine will highlight the very best reporting and commentary from the FT over the past five years.

During the last five years, the FT has become the fastest-growing business newspaper in the US, its circulation having increased four times since 1997. The FT's readership has increased faster than any other nationally distributed US newspaper (source Mendelsohn 2002) and the US is now on track to becoming the *Financial Times'* largest single national market during the next ten years.

FT.com continues to enjoy tremendous user growth and loyalty. As the world's most popular audited business web site (ABCe, 2002), FT.com sees about a quarter of its three-million worldwide monthly users logging-in from North America.

Please visit the links below to view:

FT to Publish Special Commemorative Magazine marking 5th Anniversary of the US Edition

Pink in America: special commemorative magazine on FT.com

Top 10 FT scoops in last 5 years

FT USA factsheet

Quick facts about the FT and FT.com

Key dates and events in FT history

RELATED LINKS

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Top 10 FT Scoops in last 5 years 15 November 2002
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Key Dates and Events in Financial Times History 15 November 2002
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19 November 2002

TSA and NCS Pearson complete largest peacetime recruitment drive in US history

On the eve of the one year anniversary of the Aviation and Transportation Security Act, the Transportation Security Administration has successfully completed the largest peacetime mobilization in our nation's history. The Transportation Security Administration, created out of the aftermath of September 11, 2001, was tasked by the Congress to establish and deploy a qualified and fully trained federal security workforce in all of the nation's 429 commercial airports by November 19, 2002.

In March of this year, NCS Pearson was awarded the contract by TSA to help recruit, qualify and hire this entirely new federal workforce, now more than 44,000 strong. This world-class workforce will meet the highest standards of safety, security and professionalism as set out by Secretary Mineta.

"We are pleased to have helped TSA accomplish this Herculean task," said Mac Curtis, President, Government Solutions, NCS Pearson. "In the last few months, TSA has hired the best and brightest to help protect the safety and security of the American public. Secretary Mineta, and Admiral Loy are to be commended for their hard work and efforts over these last few months to meet the Congressional deadline."

To help TSA achieve their goal, NCS Pearson was responsible for all the recruitment, assessment and selection of applicants from around the country to find the most qualified candidates to serve as federal passenger screeners at our nation's 429 airports. NCS Pearson also provided day-to-day servicing in Human Resource support for the 45,000 federal screeners hired and deployed nationwide.

To assist TSA in meeting this critical its deadline, NCS Pearson:

- Received over 5.9 million inquiries through internet job postings
- Held more than 89 job fairs in 56 cities drawing over 84,000 people in attendance
- Processed over 1.4 million completed internet job applications
- Assessed over 430,000 prospective applicants in over 150 assessment centers from around the continental U.S., Alaska, Hawaii, Puerto Rico, American Samoa and Guam
- Qualified over 125,000 candidates who are now eligible to serve in the federal workforce
- Assisted TSA in hiring a world-class workforce of 45,000 federal passenger screeners
- Reached out to over 2,000 organizations nationwide to create a workforce more diverse than that of the U.S.

civilian labor force.

About NCS Pearson

NCS Pearson is a global provider of applications, services and technologies for education, testing, assessment, government and complex data management. NCS Pearson's Government Solutions business is based in Arlington, VA. NCS Pearson operates as a business of Pearson Education, the world's largest integrated education company, which in turn is part of Pearson plc, the international media and education company. For more information, visit http://www.ncspearson.com.

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20 November 2002

NCS Pearson wins five-year testing contract from US Dept of Education

IOWA CITY, Iowa - The United States Department of Education has awarded NCS Pearson an $83 million, five-year contract for scoring the National Assessment of Educational Progress (NAEP), also known as "the nation's report card". NCS Pearson is part of Pearson (FTSE: PSON; NYSE: PSO), the international media company.

NCS Pearson has participated on this major educational program continually since 1989, but this marks the first time as a prime contractor with the Department of Education. NAEP data will be used as a key indicator of academic proficiency in support of the "No Child Left Behind" federal education legislation.

"We're extremely pleased to have the opportunity to continue our work on NAEP for the Department of Education," said Steve Kromer, vice president and general manager of NCS Pearson's Measurement Services division in Iowa City. "NAEP serves as an independent verification that students are making academic progress. We are proud that the Department of Education chose our technology and test processing expertise to help achieve their educational goals."

NAEP will be administered every other year to survey the nation's 4th and 8th grade students in the subject areas of reading and mathematics; grade 12 will be added in 2005. Assessments in additional subject areas of economics, foreign language, science, writing and world history will be incorporated over time.

NCS Pearson is part of a consortium of contractors working to deliver the NAEP program. Other companies include Educational Testing Service, Westat, Inc., American Institutes for Research, Government Micro Resources and Human Resources Research Organization. In addition to the contractors working on NAEP, staff at the U.S. Department of Education's National Center for Education Statistics provide technical direction.

NCS Pearson will continue to perform the functions of test booklet printing, materials packaging and distribution, scanning, performance scoring of essay questions and data delivery on this contract.

About NCS Pearson

NCS Pearson is a global provider of applications, services, and technologies for education, testing, assessment, government, and complex data management. Its Measurement Services division, based in Iowa City, is the largest commercial processor of K-12 tests in the U.S. NCS Pearson operates as a

business of Pearson Education, the world's largest integrated education company, which in turn is part of Pearson.

Further Information:

David Hakensen: (952) 681-3040

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21 November 2002

Interactive Data to move to NYSE under ticker symbol

BEDFORD, MA - Interactive Data Corporation (Nasdaq NM: IDCO) today announced that it has applied for listing on the New York Stock Exchange (NYSE) and expects to begin trading on December 10, 2002 under the ticker symbol "IDC." To mark the company's first day of trading, representatives of Interactive Data will participate in The Opening Bell ceremony at the NYSE.

Stuart Clark, president and chief executive officer, commented, "We are pleased to move our listing to the world's largest and most prestigious stock exchange. The nature of our business, with its focus on providing mission-critical data and analytics to many of the world's leading financial institutions, is well suited to this marketplace. We very much hope that through this move we will improve our visibility in the investment community and provide our stockholders with enhanced liquidity through access to a broader investor base."

"The Exchange is privileged to welcome Interactive Data Corporation to its family of listed companies," said Chairman and CEO Dick Grasso. "Interactive Data Corporation is a proven innovator and leader in its field, and we look forward to an outstanding partnership with the company and its shareholders."

Forward-looking and Cautionary Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and is subject to the safe-harbor created by such Act. These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from those contemplated in the forward-looking statements. Such factors include, but are not limited to: (i) the presence of competitors with greater financial resources than the Company's and their strategic response to the Company's services and products; (ii) changes in technology, which could affect the competitiveness of the Company's products and services; (iii) maintaining relationships with key suppliers and providers of market data; (iv) a decline in activity levels in the securities markets, which could lower demand for the Company's products and services; (v) consolidation offinancial services, both within an industry and across industries, which could lower demand for the Company's products and services (vi) prolonged outage at one of the Company's data centers; (vii) the acceptance of the Internet as a reliable real-time distribution platform by institutional customers; (viii) the ability of the Company to broaden its subscriber base by adding more individual investors outside of the Company's traditional "active-trader" market; (ix) the

potential obsolescence of the Company's services due to the introduction of new technologies; and (x) other trends in competitive or economic conditions affecting the Company's financial condition or results of operations not presently contemplated. The Company undertakes no obligation to update these forward-looking statements.

About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to institutional and individual investors. The company supplies time-sensitive pricing (including evaluated pricing), dividend, corporate action, and descriptive information for more than approximately 3.5 million securities traded around the world, including hard-to-value instruments. The company links to most of the world's best-known financial service and software companies for trading, analysis, portfolio management, and valuation.

Interactive Data Corporation is headquartered in Bedford, Massachusetts. Through its branded businesses, FT Interactive Data, CMS BondEdge, and eSignal, Interactive Data Corporation has approximately 1,600 employees in 22 offices in North America, Europe, Asia, and Australia. Pearson plc (NYSE: PSO), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 60 percent of Interactive Data Corporation.

Further Information

Company Contact
Steven Crane
Chief Financial Officer
(781) 687-8309
Steven_Crane@intdata.com

Investor Relations/Media Contact
Harriet Fried/Chenoa Taitt
Lippert/Heilshorn & Associates
(212) 838-3777
hfried@lhai.com/ctaitt@lhai.com

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04 December 2002

Penguin author wins Guardian First Book Award

Penguin author Jonathan Safran Foer has scooped the prestigious Guardian First Book Award for his beautifully funny and touching novel, Everything Is Illuminated - a story about a young American Jew's journey to the Ukraine to find the woman who might, or might not, have saved his grandfather from the Nazis.

'Safran Foer's debut is an incredible achievement. At just 25 he produced a brilliantly original work that explores the very nature of 'the novel'. He is one of the most exciting writers of his generation and has the potential to go on to even greater things,' said Claire Armitstead, the chairwoman of judges and the Guardian's Literary Editor.

Other titles on the shortlist included The Impressionist by Hari Kunzru, The Only Good Think Anyone Has Ever Done by Sandra Newman, Don't Let's Go to the Dogs Tonight by Alexandra Fuller and Mapping Mars by Oliver Morton. Previous winners include Zadie Smith with White Teeth.

This year's judging panel included novelists Irvine Welsh and Kate Atkinson, actor Kathy Burke, broadcaster Mark Lawson, and academic and author, Hermione Lee.

To read an extract or buy a copy of Everything is Illuminated, please visit www.penguin.co.uk . For more information about the Guardian First Book Award, please visit http://books.guardian.co.uk/ .

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